Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated March 30, 2005

STATOIL ASA
(Exact name of registrant as specified in its charter)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No   X

If "Yes"is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82______________

This Report on Form 6-K contains a press release issued by Statoil ASA on March 30, 2005, entitled "Changes to corporate management at Statoil ASA".

Changes to corporate management at Statoil ASA

Morten Loktu (44), executive vice president for Technology & Projects at Statoil (OSE: STL, NYSE: STO), is moving from the corporate executive committee (CEC) with effect from 30 March.

He will be taking charge of the group’s total research and technology development activities, including commercialisation of technology, and its work on developing new energy.

This decision is a consequence of illness in his immediate family which makes it necessary for him to work in Trondheim without having to commute weekly to Stavanger.

Margareth Øvrum, currently executive vice president for health, safety and the environment (HSE), is taking Mr Loktu’s place in the CEC with effect from 30 March.

Mr Loktu will report to Ms Øvrum as the new executive vice president for Technology & Projects.

Born in 1958, Ms Øvrum has a degree in technical physics from the Norwegian University of Science and Technology (NTNU) in Trondheim and joined Statoil in 1982.

She has long experience of operational management positions in the group, including platform manager on Gullfaks and operations vice president for Veslefrikk.

After serving as senior vice president for operations support on the Norwegian continental shelf, she became a member of the CEC in 2004.

Nina Udnes Tronstad will become a new member of the CEC on 30 March as executive vice president for HSE.

She was born in 1959, graduated in chemistry from the NTNU and joined Statoil in 1983. She has held a number of management positions in the group and at its Danish and Swedish subsidiaries.

In addition to managerial experience from Statoil’s Mongstad refinery, Ms Udnes Tronstad was head of information technology and became operations vice president for the Kristin field in 2001.

Project director Bård J Heimset has been appointed acting vice president for Kristin operations with effect from 30 March.

Helge Lund, Statoil’s chief executive, has expressed regret at Mr Loktu’s departure from the CEC, but is pleased that he will continue to play a key role in the future development of the group.

He also expressed satisfaction that the two positions left open in the CEC could be filled by in-house candidates with excellent qualifications and long relevant experience.

“We’ve found solutions which will strengthen Statoil overall,” he says.

Further information from:
Kjersti Tvedt Morstøl, public affairs manager, +47 91 78 28 14 (mobile), +47 51 99 26 71 (office)

Mari Thjømøe, senior vice president for investor relations, tel: +47 90 77 78 24 (mobile), +47 51 99 77 90 (office)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA (Registrant)
Dated: March 30, 2005	By:	/S/ Eldar Sætre Eldar Sætre Chief Financial Officer